SEC FILE NO. 70-8843


                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549







                             CERTIFICATE PURSUANT TO
                                     RULE 24
                          OF COMPLETION OF TRANSACTIONS







                                  GPU, INC.


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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
     -------------------------------------- X
                                            :
                In the Matter of            :
                                            :       Certificate Pursuant to
                   GPU, Inc.                :       Rule 24 of Completion of
                                            :       Transactions
                File No. 70-8843            :
                                            :
            (Public Utility Holding         :
              Company Act of 1935)          :
     -------------------------------------- X




To the Members of the Securities and Exchange Commission:

            The undersigned, GPU, Inc. ("GPU"), hereby certifies pursuant to Rule 24 of the General Rules and Regulations under the Public Utility Holding Company Act of 1935 (the "Act"), that the transactions proposed in the Declaration, as amended, docketed in SEC File No. 70-8843, have been carried out in accordance with the terms and conditions of, and for the purposes requested in, said Declaration and pursuant to the Commission's Order, dated August 23, 1996 (HCAR No. 26559), with respect thereto, as follows:

            1. On December 1, 2000, GPU entered into an Underwriting Agreement (the "Underwriting Agreement") with Salomon Smith Barney Inc., ABN AMRO
Incorporated, Chase Securities Inc. and First Union Securities, Inc., (the "Underwriters"), providing for the issuance and sale by GPU of 7.70% Debentures, Series A due 2005 ("Debentures"), in an aggregate principal amount of $300,000,000, to the Underwriters. The Underwriting Agreement provided for the purchase by the Underwriters of the Debentures for a total price of $299,433,000 less an underwriting discount of an aggregate of $2,367,000. Such underwriting discount represents 0.8% of the price per Debenture.

      2. GPU applied the net proceeds from the sale of the Debentures to repay short-term debt in the amount of $97,633,000, and to repay indebtedness of its wholly-owned subsidiaries GPU Capital, Inc. (in the amount of $100,000,000) and GPU Electric, Inc. (in the amount of $100,000,000).

            3.    The following exhibits in Item 6 are filed herewith:


            A-2    -   Indenture  dated as of December 1, 2000,  between GPU,
                       Inc. and United  States Trust  Company of New York, as
                       Trustee.

            B-3    -   Underwriting Agreement dated December 1, 2000.

            F-1(a) -   "Past tense" opinion of Thelen Reid & Priest LLP.

            F-2(a) -   "Past tense" opinion of Ryan, Russell, Ogden & Selzter
                       LLP.





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                                    SIGNATURE

            PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                       GPU, INC.




                                       By:/s/ T. G. Howson
                                          ------------------------------
                                           T. G. Howson
                                           Vice President and Treasurer


Date:  December 18, 2000





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